www.linkedin.com/in/gabbi-tuft
(LinkedIn)
coachgabbi.com (Company)
gabbialontuft.com (Personal)

Top Skills

Keynote Speaking
Nutrition
Personal Training

Certifications

Certified Personal Trainer Specialist
Licensed Sports Nutritionist

Publications

Transgender WWE star Gabbi Tuft
lands in Las Vegas days before
WrestleMania event as rumors
grow on shock return to the ring - a
decade after retiring as Tyler Reks

Gabbi Tuft, First Openly Trans
Former W.W.E. Star, Returns to
Wrestling

Transgender wrestler Gabbi Tuft,
once WWE's Tyler Reks, is ready for
her closeup again

Former Pro-Wrestler Gabbi Tuft
Shares How She Shed 100 Pounds
of Muscle Since Transitioning

WWE Star Gabbi Tuft Lost All
Will to Live—But Coming Out as
Transgender Changed Everything -
E! Online

Gabbi Tuft

--Viral Social Media Influencer, Celeb Fitness Coach, LSN, Former
WWE Superstar, Host of the GLO Podcast. TikTok: @gabbituft
Instagram: @gabbituft X: @gabbituft YouTube: gabbialontuft
Leander, Texas, United States

Summary

Former WWE Superstar, Viral TikTok and social media influencer,
Celebrity Fitness Coach, and Host of the GLO Podcast.

Gabbi's online fitness and nutrition coaching business was named
Top 10 Women Led Businesses by Women's World in 2023. She
has been featured on major network television shows such as The
Tamron Hall Show, Breakfast Television Live, FoxTV, and NBC/
Peacock's It's OK to ask questions. Gabbi has also been featured in
top-tier publications such as The New York Times, Business Insider,
E-online News, NBC, The Daily Mail, and many more.

With a massive TikTok following of over 1.3M fans, and amassing
over 30M organic views every 30 days across her social media
platforms, Gabbi's health, fitness, and motivational videos have
touched and changed the lives of millions.

Her GLO Online Coaching business works with 99% biological
women and she has helped over 2,000 clients to success in the last
14 years.

_____

Experience

Glo Ventures Inc
Co-Founder & Chairman
August 2024 - Present (1 year 3 months)
United States

Founder and Chairman bringing 5 true disruptors to the CPG industry.

GLO by Gabbi
Chief Executive Officer
July 2022 - Present (3 years 4 months)
United States

Education

California Polytechnic State University-San Luis Obispo

Bachelor of Science - BS, Civil Engineering · (June 2000 - June 2002)

California Polytechnic State University-San Luis Obispo

Bachelor of Science - BS, Civil Engineering